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                        INTERCONTINENTAL RESOURCES, INC.
                15760 Ventura Blvd., Suite 700, Encino, CA 91436
                            Telephone: (818) 325-3848


October 13, 2006
                                                 Via EDGAR as Correspondence

Regina Balderas
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

            Re:  Corection to Comment No.11




Dear Ms. Balderas:

As per our conference call of October 30, 2006, we are restating our answer to comment No. 11 sent to you on October 13, 2006 as it was responded incorrectly. The statement saying that "After reviewing SFAS 140 with our accountants we have decided to reverse the entry and put the payables on the books" is not correct as in fact we have decided along with our auditors to restate our 2005 form 10KSB to show that the payables were put on the company books in errors and we are making amendments to the 2005 Form 10KSB to show that the payables were stated wrong in 2004 also.


Please feel free to call on me at (818) 325-3848 for any further information or clarification.

Kindest regards,


/s/ Matthew Markin
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President, Chief Executive Officer,
Acting Chief Financial Officer